May 11, 2010

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Mail Stop 4720

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Hospira, Inc.’s Form 10-K for Fiscal Year Ended December 31, 2009

(the “Form 10-K”) File No. 001-31946

Dear Mr. Rosenberg:

This letter responds to the Staff’s comment letter dated April 13, 2010 addressed to the undersigned regarding the above-referenced filing.  Set forth below are the responses of Hospira, Inc. (the “Company”) to the Staff’s comments.  Numbered responses below correspond to the numbering in the Staff’s letter.

General

1.             We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

The Company acknowledges that the Staff’s review of the Part III information that is incorporated by reference into the Company’s Form 10-K is ongoing.

Item 1.  Business,
Quality Assurance, page 7

2.             In this discussion and in all other relevant parts of your annual report, please revise the disclosure concerning the warning letter you recently received from the FDA to state the failures experienced by the AC power cords and to describe the contents of the FDA letter.  In doing so, please be as specific as possible.  Furthermore, you note on page 48 that you have recognized costs relating to the recall of the power cords “and certain other products.”  Please revise to clarify exactly what costs you have recognized, what other products experienced recall in the last fiscal year and the remediation efforts you have undertaken.  You should also expand your disclosure to state not only that these matters have not materially impacted your ability to market and sell your products but also, if true, that they have not materially impacted either your Company as a whole or your financial results.  If you believe there has been no material impact, please provide a basis for that opinion.

As long as the warning letter remains relevant to the Company, the Company confirms that, in future periodic filings, it will describe the failures experienced by the AC power cords and will provide more detail as to the contents of the warning letter.  The Company included this additional disclosure in its Form 10-Q for  the quarter ended March 31, 2010 that it filed with the SEC on April 27, 2010 (“2010 First Quarter Form 10-Q”) under “Certain Product and Regulatory Matters” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The additions at March 31 are in bold type.

“In August 2009, Hospira received a Warning Letter from the U.S. Food and Drug Administration (“FDA”) related to Hospira’s corrective action plans with respect to the failure of certain AC power cords manufactured by a third party. The affected power cords are used on certain infusion pumps and related products. Hospira initiated a voluntary recall of the affected power cords in August 2009. The recall was limited to device power cords with a certain prong design that could crack and fail at/or inside the plug. Although Hospira had not received any reports of serious patient harm, Hospira had received customer reports of sparking or charring on the plug of these power cords. The FDA’s Warning Letter cited deficiencies regarding Hospira’s corrective action plans, and that Hospira failed to identify the actions needed to correct and prevent the recurrence of nonconforming product and other quality problems. Hospira has responded to the Warning Letter and is working closely with the FDA to conclude this matter....”

For your reference, the FDA’s warning letter is a public document which is available for viewing in its entirety on the FDA’s website at www.fda.gov.

Your comment further requests additional disclosure related to the recall costs that were recognized, the specific products subject to recall and the related remediation efforts.  The costs incurred in 2009 in connection with the AC power cord recall were not significant to the Company, and were approximately $6 million pre-tax, which included costs primarily related to quality assessment and testing, materials, labor, and freight. The remediation activities related to the AC power cords are substantially complete, and the related costs were fully reserved for in 2009. This was disclosed in the Company’s 2010 First Quarter Form 10-Q.

The other voluntary product recalls in 2009 were limited in scope and not related to the AC power cord warning letter.  The Company considered these additional recalls to be part of the ordinary course of its business, namely the manufacture and sale of highly regulated pharmaceutical and device products. In the Form 10-K under the section captioned “Quality Assurance,” the Company disclosed that these activities were part of its ordinary course of business:

“In addition, Hospira’s facilities are subject to periodic inspection by the FDA and other regulatory authorities.  Hospira has received notices from regulatory authorities alleging violations of applicable regulations and standards, and Hospira has developed definitive action plans, implemented remedial programs and modified its practices to address these issues.”

Even though the Company considered these actions to be part of the ordinary course of the Company’s business, it determined to include an additional section in the MD&A of its Form 10-Q for the three and nine months ending September 30, 2009 as well as its Form 10-K captioned “Certain Regulatory Matters,” primarily as a result of the Company’s receipt of the FDA warning letter and the increased inspection activities of the FDA. The Company takes the receipt of an FDA warning letter seriously, and determined it appropriate to acknowledge receipt of the warning letter and to inform investors that further adverse action by the FDA could lead to additional costs or penalties that could be material to the Company. The Company’s disclosure also referenced certain other product remediation activities and costs.  The Company wanted to inform investors that the power cord recall was not the only remediation activity that the Company took with respect to its products during the reporting period.  The Company’s disclosure was also intended to inform investors that the other remediation activities, which were primarily related to the Company’s LiposynTM, Propofol, and SymbiqTM products, were ongoing, could result in further adverse regulatory developments in the future, and could lead to increased costs or penalties. The Company determined that the costs related to the other products were not significant to the Company as a whole or its financial results, were part of the ordinary course of business, and were less than 2% of our cost of goods sold. Nevertheless, in the MD&A section of its Form 10-K, the Company referred to the costs associated with certain product corrective actions when it discussed the year-over-year change in gross profit.

In future filings, the Company confirms that it will specifically state that the regulatory matters have not materially impacted the Company’s ability to market and sell its products and have not materially impacted the Company or its financial results, if those statements are true and the costs have not been significant to the Company. If the change in costs become significant to the Company or its financial results, or the regulatory matters begin to significantly impact the Company’s ability to market and sell its products, then the Company confirms that it will provide appropriate detail in its future filings related to the recognized costs and related remediation efforts.

Patents, Trademarks and Other Intellectual Property, page 8

3.             Please revise your disclosure to include a list of all material patents and trademarks, including the jurisdiction, number and duration of each, and the products to which they relate.

As stated in the Company’s Form 10-K, the Company sells a broad line of products, including specialty injectable and other pharmaceuticals and medication management systems and other devices.  Most of the Company’s products are generic, which provide customers with a lower-cost alternative to branded products that are no longer patent protected. So, although the Company sells a broad line of products, the Company does not consider any one or aggregation of its patents or trademarks to be material in relation to the Company’s business as a whole or its segments.

As noted in the Form 10-K, however, the Company’s pharmaceutical product category includes as one of its principal products a proprietary sedative, PrecedexTM.  While this drug is not material to the Company’s business as a whole or its segments, it is becoming more significant to the Company’s pharmaceutical product line.  For that reason, in the “Business” section of its Form 10-K, the Company disclosed that PrecedexTM is licensed to Hospira in certain of its segments and regions.  The Company also disclosed patent litigation related to PrecedexTM in the “Legal Proceedings” section of the Form 10-K. In that section, the Company described this lawsuit, along with the relevant patent numbers, applicable jurisdiction, and patent expiration date.

Item 7A.  Quantitative and Qualitative Disclosures About Market Risk, page 48

4.             Please revise your disclosure to provide the quantitative market risk disclosure for any foreign currency exchange rate risk and interest rate risk as required by Item 305 of Regulation S-K.

The Company confirms that, in future Form 10-K filings, it will provide a sensitivity analysis providing for the effect of changes in fair value on outstanding foreign currency forward exchange contracts and interest rate swap contracts. The Company included this new additional disclosure in its 2010 First Quarter Form 10-Q. The following disclosure was included in Part I, Item 3:

“As part of its risk management program, Hospira performs sensitivity analyses of changes in the fair value of foreign currency forward exchange contracts outstanding at March 31, 2010 and, while not predictive in nature, indicated that if the U.S. dollar uniformly fluctuates unfavorably by 10% against all currencies the net asset balance of $3.6 million would decrease by $1.2 million.

The sensitivity analyses model recalculates the fair value of the foreign currency forward exchange contracts outstanding at March 31, 2010 by replacing the actual exchange rates at March 31, 2010 with exchange rates that are 10% unfavorable to the actual exchange rates for each applicable currency. All other factors are held constant. These sensitivity analyses disregard the possibility that currency exchange rates can move in opposite directions and that gains from one currency may or may not be offset by losses from another currency. The analyses also disregards the offsetting change in value of the underlying hedged transactions and balances.

As part of its risk management program, Hospira performs sensitivity analyses to assess potential gains and losses in earnings relating to hypothetical movements in interest rates associated with outstanding interest rates swap contracts. A 2.3 basis-point increase in interest rates (approximately 10% of Hospira’s interest rate) affecting Hospira’s interest rate swap contracts, would have an immaterial effect on the annual earnings over the term of the related instruments.”

The Company notes, however, that changes in the fair value of outstanding foreign currency forward exchange contracts or the interest rates associated with interest rate swap contracts, as modeled in the sensitivity analyses, would not have had a material impact on net assets or earnings as of December 31, 2009.

Note 9 — Taxes on Earnings, page 82

5.             Please disclose the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earnings will be indefinitely reinvested in accordance with FASB ASC 740-30-50-2-c or state that determination is not practicable.  In addition, please revise your Liquidity and Capital Resources discussion on page 38 to discuss the impact of management’s decision to permanently invest undistributed earnings in certain foreign subsidiaries of $1,036.9 million, $612.7 million and $316.2 million at December 31, 2009, 2008 and 2007, on your liquidity and capital resources.

In response to your comment requesting disclosure of the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that the Company believes are essentially permanent in duration because the earnings will be indefinitely reinvested, the Company confirms that, in future Form 10-K filings, it will provide the following additional disclosure in the tax footnote to the financial statements:

“At December 31,         , these undistributed earnings are intended to be permanently reinvested overseas; accordingly, it is not practicable to determine the deferred tax liability on these permanently invested earnings.”

In response to your comment requesting additional disclosure related to liquidity and management’s decision to permanently invest undistributed earnings, we respectfully submit that the Company believes that the requested disclosure is included in the Form 10-K. The Company believed that its decision to permanently invest undistributed earnings did not have an adverse impact on its liquidity or ability to fund operating activities at year-end. In that regard, the Company disclosed under the “Liquidity and Capital Resources” section of the Form 10-K that it believed that:

“its current capital resources will be sufficient to finance its operations, including debt service obligations, capital expenditures, acquisitions, product development and investments in cost reduction and optimization activities for the foreseeable future.  Specific to acquisitions, these capital resources will be used for the announced transaction to purchase Orchid Pharma in 2010.”

In addition, in Note 1 to the financial statements to the Form 10-K, the Company disclosed that it intended to reinvest the earnings indefinitely to fund foreign investments or meet working capital and plant and equipment acquisition needs. However, in future filings, the Company confirms that it will more specifically state the impact on liquidity of management’s decision to permanently invest undistributed earnings.  In this regard, the following new disclosure was included in the “Liquidity and Capital Resources” section of the 2010 First Quarter Form 10-Q:

“Further, Hospira has reviewed its needs in the U.S. for possible repatriation of foreign subsidiary earnings, and continues to indefinitely invest all earnings outside of the U.S of all foreign subsidiaries to fund foreign investments or meet foreign working capital and plant, property and equipment acquisition needs.”

*     *     *

The Company acknowledges that:

•      It is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•      It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact Brian Smith at 224-212-2851 or the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer

cc:           Dana Hartz, Staff Accountant, SEC

Lisa Vanjoske, Assistant Chief Accountant, SEC

Scott Foley, Staff Attorney, SEC

Dan Greenspan, Special Counsel, SEC